

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2014

<u>Via E-mail</u>
Mr. Suren Ajjarapu
Chief Executive Officer
Trxade Group, Inc.
17537 Darby Lane
Lutz, FL 33558

   Re: Trxade Group, Inc.
     Registration Statement on Form 10
     Filed June 11, 2014
     File No. 000-55218

Dear Mr. Ajjarapu:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ John Reynolds

        John Reynolds
        Assistant Director

cc: <u>Via E-mail</u>
  Lawrence Schnapp, Esq.
  TroyGould PC